

January 29, 2015

<u>Via E-mail</u>
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

  Re: **Sibanye Gold Limited**
     Form 20-F for the Year Ended December 31, 2013
     Filed April 29, 2014
     Response Dated January 20, 2015
     File No. 001-35785

Dear Mr. Keyter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Reserves of Sibanye as of December 31, 2013, page 135
Uranium ore reserve statement as of December 31, 2013 page 139

1. We note your response to comment 1 from our letter dated December 23, 2014. Prior to disclosing mineral reserves in filings with the United States Securities and Exchange Commission we generally require a final feasibility study using historical three-year average pricing. Please address the following in regards to your Driefontein and Kloof TSF reserve:

    •   Provide a qualitative overview of the final design for the tailings project including scheduling.

Charl Keyter
Sibanye Gold Limited
January 29, 2014
Page 2

- Explain to us the percentage completion of the engineering design work associated with the project.

- Discuss the cost associated with the project including the total capital expenditures for the project. In your response discuss the accuracy of your capital budget and cash flow model, including contingencies and escalation.

- Tell us how you determined your mineral pricing.

- Tell us the status of your permitting for this project, including environmental permitting.

Based on your response we may have additional comment.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining